[redacted]

OD
6/6/13

SECURI 13025139 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C. K. Cooper & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Park Plaza, Suite 1900
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander G. Montano — (949) 477-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company LLP
(Name – *if individual, state last, first, middle name*)

555 Anton Boulevard, Suite 1000	Costa Mesa	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
6/12/13

OATH OR AFFIRMATION

I, Alexander G. Montano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. K. Cooper & Company, as of May 29, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN A. BISNAR
Commission # 1918290
Notary Public - California
Orange County
My Comm. Expires Jan 19, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.K. COOPER & COMPANY, INC.

(A Wholly Owned Subsidiary of
C & K Capital Corporation)
SEC ID No. 8-53020

For The Year Ended March 31, 2013

Financial Statements

KMJ | Corbin & Company

Business Advisors Tax and Audit

C. K. COOPER & COMPANY, INC.

(A WHOLLY OWNED SUBSIDIARY OF C & K CAPITAL CORPORATION)

SEC ID No. 8-53020

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended March 31, 2013

TABLE OF CONTENTS

KMJ

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
C. K. Cooper & Company, Inc.

We have audited the accompanying statement of financial condition of C. K. Cooper & Company, Inc. (a wholly owned subsidiary of C & K Capital Corporation) (the "Company") as of March 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C. K. Cooper & Company, Inc. as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
May 30, 2013

STATEMENT OF FINANCIAL CONDITION

ASSETS	March 31, 2013
Current assets:	
Cash and cash equivalents	$ 309,694
Deposit with clearing organization	25,000
Accounts receivable	116,614
Investments in marketable securities	106,041
Restricted investments in marketable securities	368,986
Advances	9,143
Deferred income taxes	22,629
Prepaid expenses and other current assets	26,108
Total current assets	984,215
Furniture and equipment, net	59,868
Other assets	13,061
Deferred income taxes, net of current portion	554,159
	$ 1,611,303

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 24,649
Accrued salaries and commissions	175,168
Total liabilities	199,817
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par value; 10,000 shares authorized, issued and outstanding	6,000
Additional paid-in capital	2,954,135
Accumulated deficit	(1,548,649)
Total stockholder's equity	1,411,486
	$ 1,611,303

STATEMENT OF OPERATIONS

	For The Year Ended March 31, 2013
Revenues:	
Commissions	$ 1,693,469
Investment banking	3,040,422
Dealer inventory and investment gains, net	310,814
Interest	5,080
Other	98,974
Total revenues	5,148,759
Expenses:	
Employee compensation and benefits	3,018,848
Commissions and floor brokerage fees	697,799
Communications	116,768
Occupancy and equipment rental	390,785
Other operating expenses	1,640,208
Total expenses	5,864,408
Loss before benefit from income taxes	(715,649)
Benefit from income taxes	(156,715)
Net loss	$ (558,934)

C. K. COOPER & COMPANY, INC.
(A WHOLLY OWNED SUBSIDIARY OF C & K CAPITAL CORPORATION)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Year Ended March 31, 2013

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at April 1, 2012	10,000	$ 6,000	$ 2,470,939	$ (884,715)	$ 1,592,224
Capital contributions	-	-	483,196	-	483,196
Dividends	-	-	-	(105,000)	(105,000)
Net loss	-	-	-	(558,934)	(558,934)
Balance at March 31, 2013	10,000	$ 6,000	$ 2,954,135	$(1,548,649)	$ 1,411,486

See accompanying notes to financial statements

C. K. COOPER & COMPANY, INC.
(A WHOLLY OWNED SUBSIDIARY OF C & K CAPITAL CORPORATION)

STATEMENT OF CASH FLOWS

	For The Year Ended March 31, 2013
Cash flows from operating activities:	
Net loss	$ (558,934)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	42,228
Loss on disposal of assets	36,987
Bad debt expense and write-off of advances	732,619
Commissions paid with transfer of restricted investments in marketable securities	79,452
Net unrealized gain on investments in marketable securities	(240,391)
Net realized gain on investments in marketable securities	(70,423)
Deferred income taxes	(132,497)
Changes in operating assets and liabilities:	
Deposit with clearing organization	75,000
Accounts receivable	(535,656)
Advances	(56,478)
Prepaid expenses and other current assets	47,592
Other assets	268,458
Accounts payable and accrued expenses	(21,499)
Accrued salaries and commissions	109,503
Income taxes payable	(5,858)
Net cash used in operating activities	(229,897)
Cash flows from investing activities:	
Purchases of furniture and equipment	(24,484)
Purchases of investments in marketable securities	(95,116)
Proceeds from sale of investments in marketable securities	238,599
Net cash provided by investing activities	118,999
Cash flows from financing activities:	
Capital contributions	170,481
Dividends paid	(105,000)
Net cash provided by financing activities	65,481
Net change in cash and cash equivalents	(45,417)
Cash and cash equivalents at beginning of year	355,111
Cash and cash equivalents at end of year	$ 309,694

See accompanying notes to financial statements

STATEMENT OF CASH FLOWS – CONTINUED

	For The Year Ended March 31, 2013
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -
Supplemental disclosure of non-cash investing and financing information:	
Investments in marketable securities received for settlement of other current assets	$ 50,000
Restricted investments in marketable securities received for settlement of accounts receivable	$ 230,000
Forgiveness of amounts owed to parent company for income taxes payable	$ 312,715

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

C. K. Cooper & Company, Inc. (the "Company") is a wholly owned subsidiary of C & K Capital Corporation (the "Parent"). The Company is an institutional and retail, brokerage and investment banking firm that provides a wide range of investment services to individuals, institutions and various corporate entities and was incorporated in 1981 in the state of California. The Company is also authorized to perform underwriting activities and is authorized to make markets.

During the year ended March 31, 2013, the Company entered into a Stock Purchase Agreement (the "Agreement") with its Parent to sell all of the outstanding common stock of C. K. Cooper & Company Insurance Services, Inc. (formerly a wholly owned subsidiary of the Company) ("Insurance"). Insurance was incorporated in 2003 in the State of California and sells non-securities-based insurance products. At the date of acquisition, Insurance had a nominal amount of net assets.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as it operates its brokerage business on a fully disclosed basis with another broker dealer, whereby it does not hold customer funds and/or securities. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Risks, Uncertainties and Concentrations

Registration

The Company must register with state departments which govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of its revenues in the State of California. Various regulatory requirements exist in the state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash and Cash Equivalents and Investments in Marketable Securities

The Company maintains its cash balances at financial institutions that are insured by either the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per customer, or the Securities Investor Protection Corporation ("SIPC") up to $500,000 for notes, stocks, bonds, mutual funds and other investment company shares and other registered securities per customer, including up to $100,000 for cash. At March 31, 2013, the Company had amounts in its cash balances in excess of the FDIC and SIPC insurance limits and amounts in its investments in marketable securities in excess of the SIPC insurance limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

As of March 31, 2013, accounts receivable from one customer totaled approximately 59% of the total accounts receivable balance. There was no customer concentration of revenues for the year ended March 31, 2013.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables, valuation of marketable securities, recoverability of long-lived assets and the realizability of deferred tax assets. Actual results could differ from those estimates.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value Measurements

As of March 31, 2013, the Company measures the fair value of certain of its financial assets on a recurring basis. A fair value hierarchy is used to rank the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets and liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of March 31, 2013, the Company's investments in marketable securities of $475,027 are valued using quoted prices for identical assets, or Level 1, as defined by the fair value hierarchy. For the year ended March 31, 2013, the Company recognized an unrealized gain of $240,391, and a realized gain of $70,423.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

Investments in Marketable Securities

At acquisition, marketable debt and equity securities are designated as either (i) held-to-maturity, which are carried at amortized cost; (ii) trading, which are carried at estimated fair value with unrealized gains and losses reflected in results of operations; or (iii) available-for-sale, which are carried at estimated fair value with unrealized gains and losses reflected as a separate component of stockholder's equity, net of taxes. Equity securities that do not have readily determinable fair values are carried at cost. The cost of securities sold is based on average cost.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accounts Receivable

The Company's accounts receivable consist of trade accounts arising in the normal course of business. The Company expects to collect amounts due because of the customers' history with the Company and the nature of the industry, although actual collections may differ. Management reviews its bad debt reserve periodically and the Company maintains an allowance for bad debts on accounts receivable at an amount that management believes is sufficient to protect against losses. As of March 31, 2013, no reserves for bad debts have been established.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated on the straight-line method over their estimated useful lives (generally five to seven years). Amortization of leasehold improvements is based on the straight-line method over the shorter of the estimated useful life or the lease term.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the fair value of the related asset. No impairment charge was incurred during the year ended March 31, 2013. There can be no assurance, however, that market conditions will not change or demand for the Company's services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

For securities brokerage services, the Company recognizes commissions revenue on a trade-date basis. For commissions revenue derived from corporate finance or investment banking activities, revenue is recognized upon closing of the transaction. Other revenues consists primarily of fees generated through the sales of research products, or research access.

Investment banking revenues are recognized when earned, usually at the completion of an engagement or according to an earnings schedule in the respective engagement letter.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Advertising

Advertising and promotional costs are charged to operations when incurred. For the year ended March 31, 2013, advertising and promotional costs totaled approximately $79,000 and are included in other operating expenses in the accompanying statement of operations.

Income Taxes

The Company files as part of a consolidated income tax return of the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements as if the Company were a separate taxpayer. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company has not accrued for interest and penalties on the Company's statement of financial condition at March 31, 2013.

The Company is subject to taxation in the U.S. and State of California. The Company's tax years are subject to examination for 2008 and forward for U.S. Federal tax purposes and for 2007 and forward for California purposes. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the balance sheet date and through May 30, 2013, the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements.

NOTE 2 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $25,000 with its clearing organization as security for its transactions with them.

NOTE 3 – INVESTMENTS IN MARKETABLE SECURITIES

The Company has classified its investments in marketable securities as trading securities. At March 31, 2013, the amortized cost and fair value of the investments in marketable securities were $53,103 and $106,041, respectively.

NOTE 4 – RESTRICTED INVESTMENTS IN MARKETABLE SECURITIES

Restricted investments in marketable securities consist of restricted shares of stock which have a holding period of six months and at March 31, 2013, the fair value of the stock was $368,986.

NOTE 5 – OTHER ASSETS

During fiscal 2012, the Company advanced monies to an unrelated third party in connection with a potential business acquisition which was not consummated. As a result, the unrelated third party agreed to reimburse the Company for the advances. The advances were non-interest bearing and the balance owed as of March 31, 2012 was $620,000 and was recorded in other assets. During fiscal 2013, the Company collected $275,000 in advances and determined that the remaining balance of $345,000 was uncollectible. Accordingly, for the year ended March 31, 2013 the Company recorded a bad debt expense of $345,000.

NOTE 6 – FURNITURE AND EQUIPMENT

Furniture and equipment, net consisted of the following:

Furniture and fixtures	$ 317,522
Less accumulated depreciation and amortization	(257,654)
	$ 59,868

NOTE 7 – INCOME TAXES

The significant components of deferred tax assets at March 31, 2013 are as follows:

Deferred income tax assets:	
Current	$ 22,629
Non-current	554,159
Total deferred income tax assets	$ 576,788

The Company's deferred tax assets are primarily related to net operating loss and capital loss carryforwards.

As discussed in Note 1, the Company is a wholly owned subsidiary and is included in the consolidated income tax returns filed by the Parent. A portion of the consolidated income tax asset is allocated to the Company as if the Company had filed separate income tax returns.

The benefit from income taxes for the year ended March 31, 2013 is comprised of the following:

Current:	
Federal	$ (18,603)
State	(5,615)
	(24,218)
Deferred:	
Federal	(103,334)
State	(29,163)
	(132,497)
Total benefit from income taxes	$ (156,715)

NOTE 7 – INCOME TAXES, continued

The effective tax rates were different than the statutory Federal income tax rates primarily due to the effect of state taxes and permanently non-deductible items (such as meals and entertainment expenses).

NOTE 8 – RELATED PARTY TRANSACTIONS

As of March 31, 2013, the Company has employee advances in the amount of $9,143 that are due on demand, which are included in advances in the accompanying statement of financial condition.

The Company shares office space with its Parent (who is the legal tenant), Paladin Capital Partners, Inc., a wholly owned subsidiary of the Parent ("Paladin"), and Paladin's wholly owned subsidiary, Paladin Capital Partners, LLC. The Company pays certain operating expenses relating to its share of the rental of office space and various equipment to its Parent. For the year ended March 31, 2013, the occupancy and equipment rental was approximately $289,000, which is included in occupancy and equipment rental expense in the accompanying statement of operations.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases various office facilities and equipment under non-cancelable operating lease arrangements. The operating leases expire through June 2018 and require monthly payments ranging from $186 to $15,230. In addition, the Company leases various office facilities on a month to month basis.

Future minimum payments under non-cancelable operating leases are approximately as follows:

Years Ending March 31,		
2014	$	160,000
2015		162,000
2016		167,000
2017		172,000
2018		177,000
	$	838,000

NOTE 9 – COMMITMENTS AND CONTINGENCIES, continued

For the year ended March 31, 2013, the occupancy and equipment rental related to these operating leases was approximately $34,000, which is included in occupancy and equipment rental expense in the accompanying statement of operations.

Litigation

On April 3, 2013, the Company received a notice from FINRA regarding a decision reached by an arbitrator in the matter Agakawa et al. v. C. K. Cooper & Company, Inc., et al., FINRA Arbitration No. 10-05679, wherein the arbitrator entered into an arbitration award against the Company and certain individuals, jointly and severally in the amount of $687,644. The Company believes that the Arbitration proceeding was in the wrong venue and in violation of the federal court order. As a result, a motion was made in the United States District Court, Central District of California staying the enforcement of the award subject to a petition to vacate the award in its entirety. An evidentiary hearing on the Company's appeal is scheduled to occur on June 5, 2013. The Company believes this award will not have to be paid due to the belief that the claimants are stopped and enjoined from bringing these actions because of a litigation bar and/or channeling injunction entered into under the federal court order. As a result, the Company has not recorded a liability in the accompanying statement of financial condition as of March 31, 2013.

The Company is involved from time to time in other litigation or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters will not likely have a material adverse effect on the Company's financial statements.

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

NOTE 10 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At March 31, 2013, under the most restrictive requirement, the Company had net capital of $415,043 which was $315,043 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1.

C. K. COOPER & COMPANY, INC. AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF C & K CAPITAL CORPORATION)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of March 31, 2013

	Unaudited amount per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total stockholder's equity from statement of financial condition	$ 1,416,129	$ 1,548,649	$ 132,520
Additions and/or credits:			
Deferred income tax liabilities	-	-	-
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Accounts receivable	73,295	48,295	(25,000)
Restricted investments in marketable securities	368,986	368,986	-
Furniture and equipment, net	59,869	59,868	(1)
Prepaid expenses and other	29,952	48,312	18,360
Deferred income tax assets	433,367	576,788	143,421
Haircuts	15,906	15,911	5
Undue concentration	15,446	15,446	-
Total deductions and/or charges	996,821	1,133,606	136,785
Net capital	419,308	415,043	(4,265)
Minimum net capital required	100,000	100,000	-
Excess net capital	$ 319,308	$ 315,043	$ (4,265)
Total aggregate indebtedness	$ 58,392	$ 199,817	$ 141,425
Ratio of aggregate indebtedness to net capital	0.14 to 1	0.48 to 1	

KMJ

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
C. K. Cooper & Company, Inc.

In planning and performing our audit of the financial statements of C. K. Cooper & Company, Inc. (a wholly owned subsidiary of C & K Capital Corporation) (the "Company") as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by the Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
May 30, 2013

KMJ

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
C. K. Cooper & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2013, which were agreed to by C. K. Cooper & Company, Inc. (a wholly owned subsidiary of C & K Capital Corporation) (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (general ledger transaction details, investment statements and schedule of investment positions), noting a difference as follows;

Item No.	Description of Adjustments	Per SIPC-7	Schedules Used	Amount on Schedule	Difference
2c(3)	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 1,122,621	General ledger transaction detail	$ 1,112,428	$ (10,193)
2c(5)	Net gain from securities in investment accounts.	$ 1,880	General ledger transaction detail	$ 70,423	$ 68,543

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (general ledger transaction details, investment statements and schedule of investment positions) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment, if applicable, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting an overpayment of $146.

Item No.	Per SIPC-7 submitted	Recomputed by KMJ
2a	$ 5,148,759	$ 5,148,759
2c(1)	61,901	61,901
2c(3)	1,122,621	1,112,428
2c(5)	1,880	70,423
2c(7)	223,840	223,840
2c(8)	1,002,243	1,002,243
Total deductions	2,412,485	2,470,835
SIPC net operating revenues	$ 2,736,274	$ 2,677,924
General assessment	$ 6,841	$ 6,695
Less payment made with SIPC-6	(2,902)	(2,902)
Less payment made with SIPC-7	(3,939)	(3,939)
Overpayment	$ -	$ (146)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
May 30, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053020 FINRA MAR
C K COOPER & COMPANY INC
4 PARK PLZ STE 1900
IRVINE CA 92614-2585

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,840.68

B. Less payment made with SIPC-6 filed (exclude interest) (2,901.77)

10/17/2013
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 3,938.91

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,938.91

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,938.91

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

C. K. Cooper & Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of May, 2013.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1, 2012
and ending 3/31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,148,759
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	61,901
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,122,621
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,880
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	223,840
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	1,002,243
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,412,485
2d. SIPC Net Operating Revenues	$ 2,736,274
2e. General Assessment @ .0025	$ 6,841
	(to page 1, line 2.A.)